

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2019

C. Christopher Gaut
President, Chief Executive Officer, and Chairman of the Board
FORUM ENERGY TECHNOLOGIES, INC.
10344 Sam Houston Park Drive, Suite 300
Houston, Texas 77064

> **Re: FORUM ENERGY TECHNOLOGIES, INC.**
> **Registration Statement on Form S-3**
> **Filed September 9, 2019**
> **File No. 333-233678**

Dear Mr. Gaut :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: James B. Marshall